UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

        CANADIAN EMPIRE EXPLORATION CORP.

(Translation of registrant's name into English)

           #1205 - 675 West Hastings Street, Vancouver, British Columbia, Canada  V6B 1N2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F  U

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Canadian Empire Exploration Corp

(Registrant)

Date: May 19 , 2004

By  "Jeannine P M Webb"

Jeannine P.M. Webb, CFO, Corporate Secretary

*Print the name and title under the signature of the signing officer.

Press Release #04-01

        TSX Venture Exchange: CXP

February 17, 2004

CANADIAN EMPIRE OPTIONS ATIKOKAN WEST PROPERTY

Canadian Empire Exploration Corp. ("Canadian Empire") has entered into an option/joint venture agreement to acquire the Atikokan West Property located in northwestern Ontario.  In keeping with Canadian Empire's mineral property acquisition program, this property is at the drilling stage.  Prior exploration results indicate potential for high-grade gold mineralization.

The property, with 137 claim units located along a length of 8 kilometres, covers 7 structurally controlled gold occurrences in favourable volcanic rocks analogous to Red Lake high-grade gold systems.  Work to date has outlined targets ready for drill testing, including the depth extensions of mineralization identified by prior drill holes with grades of 6.2 g/t gold over 10.4 metres, as reported by the Ontario Ministry of Northern Development and Mines.

Under the terms of the agreement with Teck Cominco Limited ("Teck Cominco"), Canadian Empire may earn an 80% interest in the Atikokan West Property by making staged exploration expenditures in the aggregate amount of $1,000,000 by December 31, 2008 and then maintaining that interest by funding ongoing exploration through pre-feasibility.  After the completion of a pre-feasibility study, Teck Cominco may back-in for a 60.8% interest in the project by funding a minimum of 200% of Canadian Empire's prior expenditures and completing a feasibility study.

During the currency of the agreement, Teck Cominco will be responsible for making all cash and advance royalty payments to an underlying vendor.  Under the terms of the underlying agreement, Teck Cominco has the right to earn a 100% property interest subject to a 2% Net Smelter Return royalty.

The agreement is subject to TSX Venture Exchange approval.

"John S. Brock"

John S. Brock

President

For further information, contact Blaine Monaghan, Manager, Investor Relations at 604-687-4951

or toll free 1-800-403-2988, or email ir@badgerandco.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Press Release #04-02

        TSX Venture Exchange: CXP

February 18, 2004

TECK COMINCO FUNDING AND PARTICIPATION AGREEMENT

Canadian Empire Exploration Corp. ("Canadian Empire") has received TSX Venture Exchange acceptance for the filing of the 2004 Funding and Participation Agreement dated December 15, 2003 between Canadian Empire and Teck Cominco Limited ("Teck Cominco").

The 2004 Funding and Participation Agreement, which replaces an earlier agreement dated December 4, 2001, allows for continuance of a strategic alliance between Teck Cominco and Canadian Empire. The 2004 agreement also provides for Teck Cominco's subscription in December 2003 for 820,000 units of Canadian Empire at a price of $0.15 per unit and the January 2004 exercise of share purchase warrants for the purchase of 410,000 shares at a price of $0.30 per share.

The 2004 Funding and Participation Agreement calls for Canadian Empire to raise an additional $563,000 in flow-through funding to bring its 2004 flow-through budget to a minimum of $1.5 million and acquire and explore at least three new drill-ready mineral properties. One property, the Atikokan West in Ontario, has already been acquired as announced on February 17, 2004.

Teck Cominco, by way of its subscriptions to non-flow-through private placements, maintains its rights at pre-feasibility to back into 51% to 60.8% property interests by spending 200% of Canadian Empire's prior exploration expenditures.

Since December 2001, in connection with its strategic alliance with Teck Cominco, Canadian Empire has issued 2,830,000 shares to Teck Cominco for gross proceeds of $726,000.

"John S. Brock"

John S. Brock

President

For further information, contact Blaine Monaghan, Manager, Investor Relations at 604-687-4951

or toll free 1-800-403-2988, or email ir@badgerandco.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.